FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of   January  , 2005
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                            PROGEN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

              2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X     Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes      No X
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     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



     Attached as Exhibit 1 is a copy of the Company's Appendix 3B, New issue announcement, Application for quotation of additional securities and agreement dated January 21, 2005.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Progen Industries Limited


                                       /s/  Linton Burns

Date:  January 21, 2005                By:  Linton Burns, Company Secretary
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                                       EXHIBIT INDEX


Exhibit Number                                 Description
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Exhibit 1       Copy of the Company's Appendix 3B, New issue announcement, Application for quotation of additional securities and agreement dated January 21, 2005